Exhibit (m)(3) under Form N-1A
Exhibit 1 under Item 601/ Reg. S-K

Amendment #1 to EXHIBIT A
to the
Distribution Plan

FEDERATED INVESTMENT SERIES FUNDS, INC.:
Federated Bond Fund
Class A Shares

This Amendment #1 to Exhibit A to the Distribution Plan is adopted as of the 15th day of November, 2007, by Federated Investment Series Funds, Inc. with respect to the Class A Shares of the portfolio of the Corporation set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.05 of 1% of the average aggregate net asset value of the Class A Shares of Federated Bond Fund held during the month.

Witness the due execution hereof this 1st day of December, 2007.

FEDERATED INVESTMENT SERIES FUNDS, INC.

By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President